UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-39461

NANO-X IMAGING LTD

Communications Center

Neve Ilan, Israel 9085000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

NANO-X IMAGING LTD (the “Company”) deeply regrets to announce that Mr. Richard Stone, a director of the Company, passed away unexpectedly on May 29, 2022. Mr. Richard Stone had served as a director of the Company since November 2019.

Mr. Poliakine, the founder and chairman of the Board of Directors of the Company, commented, “It is with great sadness that we announce the passing of Mr. Richard Stone. He was a highly valued director of the Company and was an inspiration to all of us. Richard will be missed not only as a business colleague, but also as a friend and a true partner. We extend our deepest sympathies to the entire Stone family.”

The information contained in this report, except the second paragraph above, which contains a certain quote by the chairman of the Board of Directors of the Company, is hereby incorporated by reference into the Registration Statement on Form S-8, File No. 333-248322.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

By:	/s/ Ran Daniel
Name:	Ran Daniel
Title:	Chief Financial Officer

Date: May 31, 2022

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